P.E. 1/31/02





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

Korea Telecom Corp.

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

Estimated sales increase

1. Increase in sales (KRW) : 1,200 billion (Estimated)
2. The rate of increase : 11.6%
3. Sales in Yr 2001(KRW) : 11,520 billion (Estimated)
4. Sales in Yr 2000(KRW) : 10,320 billion
5. Reason for increase :

Attributable to increase in internet, wireless, leased line revenues

6. Above figures are subject to change as a result of audit by the independent auditors.

Increase in dividend payment

	Yr 2001	Yr 2000
Annual dividend per share (KRW)	720	600
Ratio of dividend increase		20%
Total dividend (KRW)	224,054 million	159,265million
Total number of outstanding shares	312,199,659	312,199,659
Dividend ratio to par value	14.4%	12%
Dividend ratio to market value	1.51%	0.89%
Date of board resolution		Jan.31 2002
Others	Above figures are subject to change as a result of audit by the independent auditors or of shareholders' meeting	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 31, 2002

Korea Telecom Corp.



By: ______________________
Name: Joong - Soo Nam
Title: Executive Vice President and Chief Financial Officer